FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                19 November 2002

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                            International Power plc
         Financial Results for the Nine Months Ended 30 September 2002

(London - 19 November 2002) International Power announces its results for the nine-month period ended 30 September 2002 and reports on key developments to date.

"I am pleased to report that in the first nine months of this year, our earnings per share increased by 39% to 12.8p from 9.2p in 2001 although, as previously indicated, third quarter earnings were down on the same period last year," said Sir Neville Simms, Chairman of International Power.

Sir Neville added, "International Power has demonstrated again that it is a strong company with a fundamentally sound business model. Not only is it financially robust enough to overcome the current challenges in the power generation industry, but the company is also extremely well positioned to continue to deliver value enhancing growth in the future."

Financial Highlights

  - Earnings per share (excluding exceptional items) up 39% to 12.8p from 9.2p last year
  - Operating profit (earnings before interest and tax) excluding exceptional items up 30% to GBP312 million from GBP240 million last year
  - Continuing balance sheet strength - Gearing 46%; Debt Capitalisation 32%
  - Operating cash inflow of GBP317 million up from GBP202 million last year

North America

In North America, operating profit for the nine months ended 30 September increased 22% to GBP88 million from GBP72 million last year, primarily due to the addition of new capacity and compensation payments from Alstom (the prime contractor) in respect of late commissioning and performance recovery.

Operating profit in the third quarter decreased to GBP29 million from GBP36 million last year, reflecting reduced compensation from Alstom and a weaker pricing environment in Texas and New England.

At our flagship US plant, Midlothian I, significant improvement in operating performance has been achieved by Alstom in the first 24 months of the 30 month performance recovery period. Alstom has elected to compensate International Power for the remaining incremental non-performance, through the payment of a lump-sum amount, which approximates the commercial value of such non-performance over the remaining life of the asset. The anticipated payment by Alstom, of not less than GBP32 million (US$ 50 million), will be used to reduce the carrying value of the fixed assets and will be applied to partial prepayment of the debt on our US merchant fleet.

Our 550MW Brookhaven site under development in Long Island, New York is now fully permitted. Discussions with both EPC contractors and potential customers for long-term power offtake are progressing and, subject to positive outcomes, we expect to commence construction in the first half of 2003.

Europe and Middle East

Operating profit in this region decreased to GBP89 million from GBP111 million in 2001 for the reasons reported in our interim announcement, namely, the partial mothballing of Deeside and the weak merchant market in the UK, together with the sale of our interest in UFG last year.

In the third quarter, operating profit decreased to GBP12 million from GBP28 million last year, mainly due to lower earnings from Deeside.

The uncertainty on the future of TXU Europe puts our tolling contract at Rugeley at risk. Nonetheless, TXU Europe has, to date, continued to make payments under the contract. We are ensuring that the plant is ready to operate in a merchant environment, if required.

On 9 November, there was a partial roof collapse at one of EOP's combined heat and power plants in the Czech Republic. No one was injured in this incident, but it did result in the loss of power and heat supply to consumers. All efforts are focused on returning the plant to normal operation as quickly as possible with full operation anticipated by the end of 2002. The cost of repairs is estimated at GBP15 million to GBP20 million, which is covered by insurance. As the plant will be non-operational for a period of time, we estimate an earnings per share impact at 0.4p, all within 2002.

Australia

Our profitability in this region increased significantly from last year, principally driven by our contracted position at Hazelwood and Pelican Point. Through the efficient forward trading of power, we have consistently secured a premium to the average pool price. For the nine months ended 30 September operating profit increased 38% to GBP76 million from GBP55 million in the previous year.

Construction of the SEAGas pipeline (680km from Victoria to South Australia) has commenced and the project remains on track to commence commercial operation in the first quarter of 2004.

Rest of the World

Operating profit before exceptional items increased to GBP78 million from GBP25 million last year. The primary contributors to this growth were our two investments in Pakistan, Kot Addu Power Company (KAPCO) and Hub Power Company (HUBCO), both of which continue to perform well.

Outlook

To date, the operational and financial performance of our assets has generally been good and we expect our earnings for 2002 to be closely in line with market expectations.

Although merchant prices in the UK and US (Texas and New England) remain weak, there have been encouraging announcements of capacity withdrawals in both markets. Such withdrawal of capacity is a necessary pre-condition to an upturn in prices, however, further capacity removals need to occur to correct the supply-demand imbalance in these markets.

With respect to 2003, on the basis of the same cautious assumptions set out in our interim announcement and prior to any financial impact that may result from potential changes to the tolling contract at Rugeley, our earnings per share guidance remains in the range of 11p to 13p.

Looking ahead, our regionally balanced and robust asset portfolio will enable us to deal with the current challenges in our industry. When coupled with our balance sheet and strong liquidity, we remain well positioned to benefit from the many opportunities in our markets and to deliver value-enhancing growth.

For further information please contact:

Media contact:
Aarti Singhal
+44 (0)207-320-8681

Investor contact:
Grant Jones
+ 44 (0)207-320-8619

Notes to Editors: -

International Power plc is a leading independent electricity generating company with 10,235MW (net) in operation, 910MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


International Power plc
Consolidated Profit and Loss Account
For the nine months ended 30 September 2002

                                                      Nine months        Nine months              Year
                                                            ended              ended             ended
                                                     30 September       30 September       31 December
                                                             2002               2001              2001
                                                                        (restated *)       (restated*)
                                                             GBPm               GBPm              GBPm

Turnover: Group and share of joint        2                  859                860             1,103
ventures and associates

Less: share of joint ventures' turnover                      (85)              (102)             (139)

Less: share of associates' turnover                         (228)              (341)             (407)
                                                           _____              _____             _____


Group turnover                                               546                417               557

Net operating costs - ordinary                              (366)              (291)             (392)

Net operating costs - exceptional         3                  (45)                 -                (2)
                                                           _____              _____             _____


Operating profit                                             135                126               163


Share of operating profit of:

 Joint ventures                                               17                 20                27

Associates                                                    93                 94               134
                                                           _____              _____             _____

Income from investments - ordinary                            22                  -                 -

Income from investments - exceptional     3                   31                  -                 -

                                                           _____              _____             _____

                                                              53                  -                 -
                                                           _____              _____             _____


Operating profit and investment income                       298                240               324

Non operating exceptional items           3                    -                 30                32
                                                           _____              _____             _____

Profit on ordinary activities before                         298                270               356
interest and taxation
                                                           _____              _____             _____
Net interest payable and similar charges
Group - ordinary                                             (76)               (46)              (76)

Group - exceptional                       3                    -                  -               (29)

 Joint ventures and associates                               (26)               (38)              (47)
                                                           _____              _____             _____

                                                            (102)               (84)             (152)
                                                           _____              _____             _____

Profit on ordinary activities before                         196                186               204
taxation

Taxation                                                     (59)               (49)              (64)
                                                           _____              _____             _____

Profit on ordinary activities after                          137                137               140
taxation

Minority interests - equity                                   (4)                (4)               (2)
                                                           _____              _____             _____


Profit for the financial period                              133                133               138

                                                           =====              =====             =====

Earnings per share


Basic excluding exceptional items                          12.8p               9.2p             12.3p

Basic including exceptional items                          11.9p              11.9p             12.3p
                                                           =====              =====             =====
Diluted excluding exceptional items                        12.4p               9.1p             12.0p

Diluted including exceptional items                        11.6p              11.6p             12.1p
                                                           =====              =====             =====

* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)





Consolidated Balance Sheet
As at 30 September 2002
                                                     30 September       30 September       31 December
                                                             2002               2001              2001
                                                                        (restated *)      (restated *)
                                                             GBPm               GBPm              GBPm

Fixed assets



Intangible assets                                              1                 (4)               (5)

Tangible assets                                            2,553              2,652             2,648

Investments                                                  484                447               496
                                                           _____              _____             _____


Total fixed assets                                         3,038              3,095             3,139

                                                           _____              _____             _____


Current assets


Stocks                                                        31                 25                25

Debtors                                                      136                128               158

Investments                                                   67                  -                47

Cash at bank in hand                                         783                521               596
                                                           _____              _____             _____


Total current assets                                       1,017                674               826



Creditors: amounts falling due within one year              (448)              (466)             (615)
                                                           _____              _____             _____


Net current assets                                           569                208               211

                                                           _____              _____             _____



Total assets less current liabilities                      3,607              3,303             3,350

Creditors: amounts falling due after one year             (1,570)            (1,375)           (1,436)

Provisions for liabilities and charges                      (250)              (229)             (217)
                                                           _____              _____             _____


Net assets                                                 1,787              1,699             1,697

                                                           =====              =====             =====

Capital and reserves

Shareholders' funds - equity                               1,760              1,655             1,670

Minority interests - equity                                   27                 44                27
                                                           _____              _____             _____


Total equity                                               1,787              1,699             1,697

                                                           =====              =====             =====

                                                           _____              _____             _____

Net debt                                                    (830)              (927)             (897)

Gearing                                                    46.4%              54.6%             52.9%

Debt capitalisation                                        31.7%              35.3%             34.6%
                                                           _____              _____             _____


The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation percentage represents net debt as a percentage of net assets plus net debt. Included within the Group's share of net assets of joint ventures and associated undertakings at 30 September 2002 is net debt of GBP492 million, this amount is not included in the reported net debt of GBP830 million.


* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)



Consolidated Cash Flow Statement
For the nine months ended 30 September 2002


                                                    Nine months        Nine months                Year
                                                           ended              ended              ended
                                                    30 September       30 September        31 December
                                                            2002               2001               2001
                                                            GBPm               GBPm               GBPm

Net cash inflow from operating activities                   224                160                274

Dividends received from joint ventures and                   71                 42                 59
associates

Dividends received from fixed asset investments              22                  -                  -
- ordinary
                                                          _____              _____              _____


                                                            317                202                333


Dividends received from fixed asset investments              31                  -                  -
- exceptional
                                                          _____              _____              _____

Returns on investments and servicing of finance
             - ordinary                                     (69)               (98)              (105)

             - exceptional                                  (25)                 -                  -
                                                          _____              _____              _____

                                                            (94)               (98)              (105)

Taxation                                                    (16)                 3                 (1)

Capital expenditure and financial investment               (113)              (330)              (406)

Acquisitions and disposals                                 (140)               319                318
                                                          _____              _____              _____


Net cash (outflow)/inflow before management of              (15)                96                139
liquid resources

Management of liquid resources                              (22)                 -                (48)

Financing activities                                        224                318                406
                                                          _____              _____              _____


Increase in cash in period                                  187                414                497

                                                          =====              =====              =====




Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the nine months ended 30 September 2002


                                                            GBPm               GBPm               GBPm

Increase in cash in period                                  187                414                497

Cash inflow from increase in debt and lease                (224)              (318)              (406)
financing

Cash outflow from increase in liquid resources               22                  -                 48

                                                          _____              _____              _____


Change in net debt resulting from cash flows                (15)                96                139

Translation differences                                      84                 17                 17

Other non-cash movements                                     (2)                31                 18
                                                          _____              _____              _____


Movement in net debt in the period                           67                144                174

Net debt at the start of the period                        (897)            (1,071)            (1,071)
                                                          _____              _____              _____


Net debt at the end of the period                          (830)              (927)              (897)

                                                          =====              =====              =====






Consolidated Statement of Total Recognised Gains and Losses
For the nine months ended 30 September 2002


                                                    Nine months        Nine months                Year
                                                           ended              ended              ended
                                                    30 September       30 September        31 December
                                                            2002               2001               2001
                                                                       (restated *)       (restated *)
                                                            GBPm               GBPm               GBPm

Profit for the financial period                             133                133                138

Exchange differences on the retranslation of                (43)               (14)                (4)
net investments and borrowings

Share of recognised gain of associated                        -                  2                  2
undertaking

                                                          _____              _____              _____


Total recognised gains and losses for the                    90                121                136
period
                                                                             =====              =====
Prior period adjustment                                    (155)
                                                          =====
Total recognised gains and losses since last                (65)
annual report

                                                          =====





Reconciliation of Movements in Shareholders' Funds - Equity
For the nine months ended 30 September 2002

                                                    Nine months        Nine months                Year
                                                           ended              ended              ended
                                                    30 September       30 September        31 December
                                                            2002               2001               2001
                                                                       (restated *)       (restated *)
                                                            GBPm               GBPm               GBPm


Profit for the financial period                             133                133                138

Other recognised gains and losses relating to               (43)               (12)                (2)
the period (net)
                                                          _____              _____              _____


Net addition to shareholders' funds                          90                121                 136

                                                          _____              _____              _____



Opening shareholders' funds as originally                 1,825              1,683              1,683
stated

Prior year adjustment                                      (155)              (149)              (149)

                                                          _____              _____              _____

Opening shareholders' funds as restated                   1,670              1,534              1,534
                                                          _____              _____              _____

Closing shareholders' funds                               1,760              1,655              1,670

                                                          =====              =====              =====


* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)



Notes to the Accounts

Nine months ended 30 September 2002

1.         Basis of preparation
The accounts for the nine months ended 30 September 2002 have been prepared using the same accounting policies as those adopted for the year ended 31 December 2001, other than those required following the adoption of FRS 19. The comparative figures for the year ended 31 December 2001 and the nine months ended 30 September 2001 have been restated for this change in accounting policy. The adoption of FRS 19 has decreased the equity shareholders' funds at 1 January 2002 by GBP157 million in respect of the deferred tax provision, and a further GBP19 million in respect of investments, and increased shareholders funds by GBP21 million in respect of intangible assets. The profit for the nine months ended 30 September 2001 and the year ended 31 December 2001 were both decreased by GBP6 million. The effect on the profit for the nine months ended 30 September 2002 is immaterial.

The statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain statements under Section 237 of the Companies Act 1985. The financial information included for the nine months ended 30 September 2001 and 2002 is unaudited.


2.         Geographical segmental analysis
                                                  Nine months          Nine months                Year
                                                         ended                ended              ended
                                                  30 September         30 September        31 December
                                                          2002                 2001               2001
                                                          GBPm                 GBPm               GBPm

Turnover
North America                                             236                  197                237

Europe and Middle East                                    333                  394                521

Australia                                                 173                  143                194

Rest of World                                             117                  126                151
                                                        _____                _____              _____


                                                          859                  860              1,103


Less: turnover of joint ventures                          (85)                (102)              (139)

Less: turnover of associates                             (228)                (341)              (407)
                                                        _____                _____              _____


                                                          546                  417                557

                                                        =====                =====              =====

Profit before interest and taxation
(excluding exceptional items)

North America                                              88*                  72*                93

Europe and Middle East                                     89                  111                141

Australia                                                  76                   55                 72

Rest of World                                              78                   25                 48
                                                        _____                _____              _____


                                                          331                  263                354


Corporate costs                                           (19)                 (23)               (28)
                                                        _____                _____              _____


                                                          312                  240                326

                                                        =====                =====              =====

* North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP78 million (year ended 31 December 2001: GBP80 million and nine months ended 30 September 2001: GBP46 million). For the nine months ended 30
September 2001 these amounts were disclosed in turnover and have been restated.




3.         Exceptional items
                                                       Nine months      Nine months               Year
                                                              ended            ended             ended
                                                       30 September     30 September       31 December
                                                               2002             2001              2001
                                                               GBPm             GBPm              GBPm

Net operating exceptional items credited /
(charged)

Release of a provision in respect of an onerous                  -                -                 8
property lease

Bank guarantee charge in respect of a   trade                    -                -               (10)
investment

Deeside impairment                                             (45)               -                 -
                                                             _____            _____             _____


Net operating exceptional items                                (45)               -                (2)

                                                             =====            =====             =====


Non operating exceptional items credited /
(charged)

Sale of Spanish operations (UFG)                                 -               30                30

Sale / termination of Chinese operations                         -                -                 2

Backlog dividend received from KAPCO                            31                -                 -
                                                             _____            _____             _____


Non-operating exceptional items                                 31               30                32

                                                             =====            =====             =====

Exceptional interest payable and similar charges

Australian refinancing charges                                   -                -               (29)
                                                             =====            =====             =====

Total exceptional items before attributable                    (14)              30                 1
taxation

Taxation on exceptional items                                    4                -                 -
                                                             =====            =====             =====
Total exceptional items after attributable                     (10)              30                 1
taxation
                                                             =====            =====             =====





4. Reconciliation of operating profit to net cash inflow from operating activities


                                                    Nine months        Nine months                Year
                                                           ended              ended              ended
                                                    30 September       30 September        31 December
                                                            2002               2001               2001
                                                            GBPm               GBPm               GBPm

Operating profit                                            135                126                163

Depreciation and amortisation                                77                 55                 94

Impairment                                                   45                  -                  -

Movement in working capital                                 (33)               (15)                34

Movements in provisions                                       -                 (6)               (18)

Other non-cash movements                                      -                  -                  1
                                                          _____              _____              _____


Net cash inflow from operating activities                   224                160                274

                                                          =====              =====              =====


5.         Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2001 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.




Consolidated Profit and Loss Account
For the three months ended 30 September 2002
                                                             Quarter          Quarter              Year
                                                               ended            ended             ended
                                                        30 September     30 September       31 December
                                                                2002             2001              2001
                                                                         (restated *)      (restated *)
                                                                GBPm             GBPm              GBPm

Turnover: Group and share of joint ventures    2                291              290             1,103
and associates

Less: share of joint ventures' turnover                         (22)             (24)             (139)

Less: share of associates' turnover                             (67)             (92)             (407)
                                                              _____            _____             _____
Group turnover                                                  202              174               557



Net operating costs - ordinary                                 (153)            (117)             (392)

Net operating costs - exceptional              3                  -                -                (2)
                                                              _____            _____             _____


Operating profit                                                 49               57               163

Share of operating profit of:
Joint ventures                                                   (1)               3                27

Associates                                                       30               28               134
                                                              _____            _____             _____

Income from investments - ordinary                                5                -                 -

Income from investments - exceptional          3                  7                -                 -
                                                              _____            _____             _____

                                                                 12                -                 -
                                                              _____            _____             _____


Operating profit and investment income                           90               88               324

Non-operating exceptional items                3                  -               30                32
                                                              _____            _____             _____

Profit on ordinary activities before interest                    90              118               356
and taxation
                                                              _____            _____             _____
Net interest payable and similar charges
Group - ordinary                                                (26)             (20)              (76)

Group - exceptional                            3                  -                -               (29)

Joint ventures and associates                                    (9)             (10)              (47)
                                                              _____            _____             _____

                                                                (35)             (30)             (152)
                                                              _____            _____             _____

Profit on ordinary activities before taxation                    55               88               204

Taxation                                                        (17)             (18)              (64)
                                                              _____            _____             _____

Profit on ordinary activities after taxation                     38               70               140

Minority interests - equity                                      (1)              (1)               (2)
                                                              _____            _____             _____


Profit for the financial period                                  37               69               138

                                                              =====            =====             =====

Earnings per share


Basic excluding exceptional items                              2.9p             3.5p             12.3p

Basic including exceptional items                              3.3p             6.2p             12.3p
                                                              =====            =====             =====
Diluted excluding exceptional items                            2.8p             3.4p             12.0p

Diluted including exceptional items                            3.2p             5.9p             12.1p
                                                              =====            =====             =====

* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)





Consolidated Balance Sheet
As at 30 September 2002
                                                    30 September       30 September        31 December
                                                             2002               2001              2001
                                                                        (restated *)      (restated *)
                                                             GBPm               GBPm              GBPm

Fixed assets

Intangible assets                                              1                 (4)               (5)

Tangible assets                                            2,553              2,652             2,648

Investments                                                  484                447               496
                                                           _____              _____             _____


Total fixed assets                                         3,038              3,095             3,139

                                                           _____              _____             _____


Current assets

Stocks                                                        31                 25                25

Debtors                                                      136                128               158

Investments                                                   67                  -                47

Cash at bank in hand                                         783                521               596
                                                           _____              _____             _____


Total current assets                                       1,017                674               826

Creditors: amounts falling due within one year              (448)              (466)             (615)
                                                           _____              _____             _____


Net current assets                                           569                208               211

                                                           _____              _____             _____



Total assets less current liabilities                      3,607              3,303             3,350

Creditors: amounts falling due after one year             (1,570)            (1,375)           (1,436)

Provisions for liabilities and charges                      (250)              (229)             (217)
                                                           _____              _____             _____


Net assets                                                 1,787              1,699             1,697

                                                           =====              =====             =====

Capital and reserves

Shareholders' funds - equity                               1,760              1,655             1,670

Minority interests - equity                                   27                 44                27
                                                           _____              _____             _____


Total equity                                               1,787              1,699             1,697

                                                           =====              =====             =====


                                                           _____              _____             _____

Net debt                                                    (830)              (927)             (897)

Gearing                                                    46.4%              54.6%             52.9%

Debt capitalisation                                        31.7%              35.3%             34.6%
                                                           _____              _____             _____


The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation percentage represents net debt as a percentage of net assets plus net debt. Included within the Group's share of net assets of joint ventures and associated undertakings at 30 September 2002 is net debt of GBP492 million, this amount is not included in the reported net debt of GBP830 million.



* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)







Consolidated Cash Flow Statement
For the quarter ended 30 September 2002
                                                         Quarter            Quarter               Year
                                                           ended              ended              ended
                                                    30 September       30 September        31 December
                                                            2002               2001               2001
                                                            GBPm               GBPm               GBPm

Net cash inflow from operating activities                    82                 72                274

Dividends received from joint ventures and                    9                 23                 59
associates

Dividends received from fixed asset investments               5                  -                  -
- ordinary
                                                          _____              _____              _____


                                                             96                 95                333


Dividends received from fixed asset investments               7                  -                  -
- exceptional

Returns on investments and servicing of finance             (23)               (30)              (105)

Taxation                                                     (4)                 -                 (1)

Capital expenditure and financial investment                (24)               (66)              (406)

Acquisitions and disposals                                   (7)                310                318
                                                          _____              _____              _____


Net cash inflow before management of liquid                  45                309                139
resources

Management of liquid resources                               (1)                 -                (48)

Financing activities                                         18                (53)               406
                                                          _____              _____              _____


Increase in cash in period                                   62                256                497

                                                          =====              =====              =====



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the quarter ended 30 September 2002


                                                            GBPm               GBPm               GBPm


Increase in cash in period                                   62                256                497

Cash inflow from increase in debt and lease                 (18)                53               (406)
financing

Cash inflow from decrease in liquid resources                 1                  -                 48

                                                          _____              _____              _____



Change in net debt resulting from cash flows                 45                309                139

Translation differences                                      46                 43                 17

Other non-cash movements                                      -                 39                 18
                                                          _____              _____              _____

Movement in net debt in the period                           91                391                174

Net debt at the start of the period                        (921)            (1,318)            (1,071)
                                                          _____              _____              _____


Net debt at the end of the period                          (830)              (927)              (897)

                                                          =====              =====              =====




Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 30 September 2002
                                                         Quarter            Quarter               Year
                                                           ended              ended              ended
                                                   30 September       30 September         31 December
                                                            2002               2001               2001
                                                                       (restated *)       (restated *)
                                                            GBPm               GBPm               GBPm
Profit for the financial period                              37                 69                138

Exchange differences on the retranslation of                (57)               (35)                (4)
net investments and borrowings

Share of recognised gain of associated                        -                  2                  2
undertaking

                                                          _____              _____              _____


Total recognised gains and losses for the                   (20)                38                136
period
                                                          =====              =====              =====




Reconciliation of Movements in Shareholders' Funds - Equity
For the quarter ended 30 September 2002


                                                          Quarter            Quarter              Year
                                                            Ended              ended             ended
                                                    30 September       30 September        31 December
                                                             2002               2001              2001
                                                                        (restated *)      (restated *)
                                                             GBPm               GBPm              GBPm

Profit for the financial period                               37                 69               138

Other recognised gains and losses relating to                (57)               (33)               (2)
the period (net)
                                                           _____              _____             _____


Net addition to shareholders' funds                          (20)                36               136

                                                           _____              _____             _____



Opening shareholders' funds as originally                  1,780              1,772             1,683
stated


Prior year adjustment                                          -               (153)             (149)

                                                           _____              _____             _____

Opening shareholders' funds as restated                    1,780              1,619             1,534
                                                           _____              _____             _____


Closing shareholders' funds                                1,760              1,655             1,670

                                                           =====              =====             =====




* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)





Notes to the Accounts

Quarter ended 30 September 2002



1.Basis of preparation
The accounts for the quarter ended 30 September 2002 have been prepared using the same accounting policies as those adopted for the year ended 31 December 2001, other than those required following the adoption of FRS 19. The comparative figures for the year ended 31 December 2001 and the quarter ended 30 September 2001 have been restated for this change in accounting policy. The adoption of FRS 19 has decreased the equity shareholders' funds at 1 July 2001 by GBP157 million in respect of the deferred tax provision, and a further GBP17 million in respect of investments, and increased shareholders funds by GBP21 million in respect of intangible assets. The profit for the year ended 31 December 2001 was decreased by GBP6 million.

The financial information for the year ended 31 December 2001 is derived from the statutory accounts for that period, which have been delivered to the Registrar of Companies. The auditors have reported on the accounts for the year ended 31 December 2001, their report was unqualified and did not contain statements under Section 237 of the Companies Act 1985.

The financial information included for the three months ended 30 September 2001 and 2002 is unaudited.



2.         Geographical segmental analysis
                                                          Quarter            Quarter              Year
                                                            ended              Ended             ended
                                                     30 September       30 September       31 December
                                                             2002               2001              2001
                                                             GBPm               GBPm              GBPm


Turnover

North America                                                106                 96               237

Europe and Middle East                                        91                108               521

Australia                                                     63                 48               194

Rest of World                                                 31                 38               151
                                                           _____              _____             _____


                                                             291                290             1,103


Less: turnover of joint ventures                             (22)               (24)             (139)

Less: turnover of associates                                 (67)               (92)             (407)
                                                           _____              _____             _____


                                                             202                174               557

                                                           =====              =====             =====

Profit before interest and taxation (excluding exceptional items)

North America                                                 29*                36*               93

Europe and Middle East                                        12                 28               141

Australia                                                     27                 17                72

Rest of World                                                 22                 14                48
                                                           _____              _____             _____


                                                              90                 95               354


Corporate costs                                               (7)                (7)              (28)
                                                           _____              _____             _____


                                                              83                 88               326

                                                           =====              =====              =====


* North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP17 million (year ended 31 December 2001: GBP80 million and quarter ended 30 September 2001: GBP19 million). For the three months ended 30
September 2001 these amounts were disclosed in turnover and have been restated.





3.         Exceptional items
                                                         Quarter            Quarter               Year
                                                           ended              Ended              ended
                                                    30 September       30 September        31 December
                                                            2002               2001               2001
                                                            GBPm               GBPm               GBPm

Net operating exceptional items credited /
(charged)
Release of a provision in respect of an onerous               -                  -                  8
property lease

Bank guarantee charge in respect of a   trade                 -                  -                (10)
investment

Deeside impairment                                            -                  -                  -
                                                          _____              _____              _____


Net operating exceptional items                               -                  -                 (2)

                                                          =====              =====              =====



Non-operating exceptional items credited /
(charged)

Sale of Spanish operations (UFG)                              -                 30                 30

Sale / termination of Chinese operations                      -                  -                  2

Backlog dividend received from KAPCO                          7                  -                  -
                                                          _____              _____              _____


Non-operating exceptional items                               7                 30                 32

                                                          =====              =====              =====

Exceptional interest payable and similar
charges
Australian refinancing charges                                -                  -                (29)
                                                          =====              =====              =====

Total exceptional items before attributable                   7                 30                  1
taxation

Taxation on exceptional items                                (2)                 -                  -
                                                          =====              =====              =====
Total exceptional items after attributable                    5                 30                  1
taxation
                                                          =====              =====              =====


4.         Annual Report and Accounts


Copies of the full Annual Report and Accounts for the year ended 31 December 2001 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary